UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

SINGLE TOUCH SYSTEMS INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

82932T 10 7

(CUSIP Number)

December 7, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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13G

CUSIP No. 82932T 10 7	Page 2 of 7

1. Names of Reporting Persons: PELTZ CAPITAL MANAGEMENT, LLC FEIN: 13-4247589
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization: DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 7,975,000 (1)
6. Shared Voting Power 0
7. Sole Dispositive Power 7,975,000 (1)
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 7,975,000 (1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 5.7%
12. Type of Reporting Person OO

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13G

CUSIP No. 82932T 10 7	Page 3 of 7

1. Names of Reporting Persons: HARLAN PELTZ
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization: UNITED STATES OF AMERICA
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 7,975,000 (1)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,975,000 (1)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 7,975,000 (1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 5.7%
12. Type of Reporting Person IN

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13G

CUSIP No. 82932T 10 7	Page 4 of 7

1. Names of Reporting Persons: ANDREW L. PELTZ
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization: UNITED STATES OF AMERICA
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 7,975,000 (1)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,975,000 (1)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 7,975,000 (1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 5.7%
12. Type of Reporting Person IN

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13G

CUSIP No. 82932T 10 7

ITEM 1.

(a) Name of Issuer: SINGLE TOUCH SYSTEMS INC.

(b) Address of Issuer's Principal Executive Offices: 100 Town Square Place, Suite 204, Jersey City, NJ 07310

ITEM 2.

(a) Name of Person Filing: PELTZ CAPITAL MANAGEMENT, LLC

(b) Address of Principal Business Office, or if None, Residence: 280 Park Ave, 41st Floor New York, NY 10017

(c) Citizenship: Not Applicable

(d) Title of Class of Securities: $0.001 par value Common Stock

(e) CUSIP Number: 82932T 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 7,975,000 (1)

(b) Percent of class: 5.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 7,975,000 (1)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 7,975,000 (1)

(iv) Shared power to dispose or to direct the disposition of: 0

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ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Each of Harlan Peltz and Andrew L. Peltz have the right to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Single Touch Systems Inc. beneficially owned by Peltz Capital Management, LLC. Other persons have the right to direct the receipt of dividends from, or the proceeds from the sale of certain shares of Common Stock of Single Touch Systems Inc. beneficially owned by Peltz Capital Management, LLC, which shares are subject to a warrant and options in favor of Peltz Capital Management, LLC.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Explanatory Notes:

(1) Includes an immediately exercisable warrant to acquire up to 1,975,000 shares from the Issuer, and immediately exercisable options to acquire up to 5,750,000 shares from an affiliate of the Issuer.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2012

Date

PELTZ CAPITAL MANAGEMENT, LLC,

a Delaware limited liability company

By: /s/ Andrew L. Peltz

       Andrew L. Peltz, Managing Member

RULE 13d-1(k)(1) AGREEMENT

The undersigned persons, on December 29, 2012, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of Single Touch Systems Inc. at December 7, 2012.

Peltz Capital Management, LLC, a Delaware limited liability company

By: /s/ Andrew L. Peltz Andrew L. Peltz, Managing Member

/s/ Harlan Peltz
Harlan Peltz

/s/ Andrew L. Peltz
Andrew L. Peltz

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